UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 1999
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         208254 40 9                            Page  2 of 9 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CLOG LLC
    I.R.S. Identification Number:11-3479491

    Warren Schreiber

    The Nybor Group, Inc.
    I.R.S. Identification Number: 11-3095214

    Robyn Schreiber

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [   ]  (b) [   ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*    Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

              CLOG LLC - State of New York
              Warren Schreiber - United States of America
              The Nybor Group, Inc. - State of New York
              Robyn Schreiber - United States of America

 NUMBER OF  SHARES            7    SOLE VOTING POWER
                                   0

 BENEFICIALLY  OWNED BY       8    SHARED VOTING POWER
                                   0

 EACH  REPORTING              9    SOLE DISPOSITIVE POWER
                                   0

 PERSON  WITH                 10   SHARED DISPOSITIVE POWER
                                   0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0

14   TYPE OF REPORTING PERSON*          CO, IN

Item 1.  Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

         The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

         (a)  Names:

                           CLOG LLC ("CLOG")
                           Warren Schreiber
                           The Nybor Group, Inc. ("Nybor")
                           Robyn Schreiber

         (b) Residence or business address:

                           CLOG:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Warren Schreiber:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Nybor:
                           64 Shelter Lane
                           Roslyn, New York 11577

                           Robyn Schreiber:
                           64 Shelter Lane
                           Roslyn, New York 11577

         (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. CLOG is a limited liability company established for the sole purpose of investing in the Issuer. Mr. Schreiber is the controlling member of CLOG. Nybor is a company primarily engaged in the business of consulting and investing. Robyn Schreiber is the majority and controlling shareholder of Nybor. Warren Schreiber is the President of Nybor. Warren Schreiber and Robyn Schreiber are husband and wife.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

         (e) On September 7, 1995, the Market Surveillance Committee of the National Association of Securities Dealers (the "NASD") (the "MSC") issued a decision in which Mr. Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104. This decision, which was appealed to the Securities and Exchange Commission (the "Commission"), found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company (unrelated to the Issuer) in violation of Article III, Section 1 of the NASD's Rules of Fair Practice ("Conduct Rule 2110"); (ii) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company (unrelated to the Issuer) in violation of Conduct Rule 2110, Article III, Section 18 of the NASD's Rules of Fair Practice, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder; (iii) recommended and effected the purchase of stock of a company (unrelated to the Issuer) while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company (unrelated to the Issuer) were under common control, in violation of Conduct Rule 2110, and Article III, Section 13 of the NASD's Rules of Fair Practice; and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws. The Commission found that the NASD's MSC made generalized findings as to the credibility of a key witness and Mr. Schreiber, and that the MSC's decision did not reflect whether the factfinder considered substantial evidence that contradicted these findings. The Commission determined that it could not complete its review function in this manner until the NASD had provided the Commission with clarification of the basis of its credibility determinations. The Commission's remand will permit the NASD to discuss explicitly the record evidence bearing on witness credibility. In ordering the remand, the Commission expressed no view on the outcome of this proceeding. The Commission remanded the proceeding to the NASD and ordered that the sanctions imposed by the NASD be vacated.

         None of the other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

         (f) CLOG was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States. Nybor was organized under the laws of the state of New York. Robyn Schreiber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Effective May 5, 1999, CLOG and Conolog entered into an Amended and Restated Option Agreement (the "Restated Option Agreement"), pursuant to which the parties agreed that the option granted to CLOG to purchase up to $2,000,000 of Conolog convertible debentures shall be subject to the approval of the Restated Option Agreement by the shareholders of Conolog. The Restated Option Agreement provides that the option shall terminate on December 31, 1999. Based upon the foregoing, Conolog returned to CLOG the $200,000 paid to acquire a portion of the convertible debentures, and CLOG returned to Conolog the issued convertible debenture, pending shareholder approval.

         Also effective May 5, 1999, Nybor and Conolog entered into an Amended and Restated Consulting Agreement (the "Restated Consulting Agreement"), pursuant to which the parties agreed that the issuance of the 1,057,143 shares of Common Stock of Conolog (the "Consulting Shares") to Nybor, in consideration of consulting services, shall be contingent upon approval of the Restated Consulting Agreement by the shareholders of Conolog. Based upon the foregoing, Nybor returned the stock certificate representing the Consulting Shares, pending shareholder approval.

Item 5.  Interest in Securities of the Issuer.

         Based upon the fact that the grant of the option to acquire convertible debentures of Conolog and the issuance of the Consulting Shares are subject to shareholder approval, and no other securities of Conolog are beneficially owned by any of the Reporting Persons, as of the date of this Amendment No. 1 to the
Schedule 13D, none of the Reporting Persons beneficially owns any securities of Conolog.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Restated Option Agreement and Restated Consulting Agreement provide that CLOG and Nybor shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.

Item 7.  Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

         (2) Amended and Restated Option Agreement, dated as of May 5, 1999, between CLOG and Conolog.

         (3) Form of Convertible Debenture of Conolog, to be issued upon the exercise of options under the Restated Option Agreement.*

         (4) Amended and Restated Consulting Agreement, dated as of May 5, 1999, between Nybor and Conolog.
--------------------
* Filed as an exhibit to Issuer's Registration Statement on Form S-3 (Registration No. 333-75141) and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 10, 1999

                                               CLOG LLC


                                               By: /s/ Warren Schreiber
                                               -------------------------------
                                                   Warren Schreiber, Member


                                               /s/ Warren Schreiber
                                               -------------------------------
                                               Warren Schreiber



                                               THE NYBOR GROUP, INC.


                                               By: /s/ Warren Schreiber
                                               -------------------------------
                                               Warren Schreiber, President



                                               /s/ Robyn Schreiber
                                               -------------------------------
                                               Robyn Schreiber

                                    EXHIBIT 1


                  The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: May 10, 1999

                                              CLOG LLC


                                               By: /s/ Warren Schreiber
                                               -------------------------------
                                                   Warren Schreiber, Member



                                               /s/ Warren Schreiber
                                               -------------------------------
                                               Warren Schreiber



                                               THE NYBOR GROUP, INC.


                                               By: /s/ Warren Schreiber
                                               -------------------------------
                                               Warren Schreiber, President



                                               /s/ Robyn Schreiber
                                               -------------------------------
                                               Robyn Schreiber

                      AMENDED AND RESTATED OPTION AGREEMENT




     AMENDMENT AND RESTATEMENT dated as of May 5, 1999 of the OPTION AGREEMENT dated as of the 22nd day of December, 1998 between CONOLOG CORPORATION, a Delaware corporation, having an address at 5 Columbia Road, Somerville, New Jersey, 08876 (the "Company"), and CLOG LLC, a New York limited liability company, having an address at 64 Shelter Lane, Roslyn, New York 11577 (the "Optionee").

                              W I T N E S S E T H:

     WHEREAS, the Company and the Optionee entered into the Option Agreement dated as of December 22, 1998, which provided for the Company to grant the Optionee the irrevocable right and option to purchase the Company's convertible debentures, and the Optionee accepted such irrevocable right and option, on the terms and conditions set forth therein; and

     WHEREAS, the Company desires to obtain the approval of the shareholders prior to the effectiveness of the Option Agreement, and the Company and the Optionee have agreed to certain other changes to the Option Agreement; and

     WHEREAS, the parties desire to restate the Option Agreement to incorporate such changes;

     NOW, THEREFORE, it is hereby agreed as follows:

     1. Grant of Option. The Company hereby grants the irrevocable right and option (the "Option") to purchase the Company's convertible debentures in the form and having the terms and conditions set forth in Exhibit A attached hereto (the "Convertible Debentures"), from time to time as hereinafter provided, in the principal amount of up to $2,000,000, the face amount of each such Convertible Debenture being equal to the purchase price paid by the Optionee for such Convertible Debenture hereunder. Notwithstanding the foregoing, with respect to the initial $200,000 principal amount of Convertible Debentures, (i) the provisions of Sections 1 and 3 of the Form of Convertible Debenture attached hereto as an exhibit shall not be included therein and (ii) the issuance or sale by the Company of any shares of Common Stock, or any securities exchangeable for or convertible into shares of Common Stock, or any option, right or warrant to acquire shares of Common Stock or such exchangeable or convertible securities at a price (or effective exchange or conversion price) less than fair market value (as defined in Section 2.4(c) of the form Convertible Debenture) shall constitute an Event of Default unless used to repay such $200,000 Convertible Debenture including accrued interest in full.

     2. Term of Option; Exercise.

          (a) The Option shall terminate at 5:00 p.m. on December 31, 1999, subject to extension by the Company. The Option shall be exercisable in whole or in part, as determined by the Optionee, provided, however, that no exercise shall be permitted for less than $100,000 at any one time.

          (b) The Option is exercisable in full commencing on the date Shareholder Approval (as hereinafter defined) is obtained. Any exercises prior to such date shall be considered null and void. The Option shall be exercised by written notice to the Secretary or Treasurer of the Company at its then principal office. The notice shall specify the principal amount of the Convertible Debenture as to which the Option is being exercised and shall be accompanied by payment in full of the purchase price for such Convertible Debenture. The option price shall be payable in United States dollars, and may be paid by bank or certified check drawn on a United States bank or by wire transfer of immediately available funds to an account specified by the Company. Each Convertible Debenture will be executed and delivered by the Company to the Optionee concurrently with the funding of the exercise of the Option. Alternatively, if the Optionee notifies the Company that it desires to simultaneously convert the Convertible Debenture into Common Shares of the Company, the Company instead will deliver to the Optionee the shares of Common Stock concurrently with the funding of the exercise of the Option.

     3. Registration of Shares Being Acquired.

          (a) On or before March 26, 1999, the Company will use its best efforts to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") covering the 2,000,000 shares of common stock into which the Convertible Debentures are convertible (collectively, the "Conversion Shares"). The Company will use its best efforts to have the Registration Statement declared effective as soon as possible after the filing thereof, and to keep the Registration Statement current and effective until one year from the date Shareholder Approval is obtained or until such earlier date as all of the Conversion Shares registered pursuant to the Registration Statement shall have been sold or otherwise transferred.


          (b) The Company shall supply prospectuses and such other documents as the Optionee may request in order to facilitate the public sale or other disposition of the Conversion Shares, use its best efforts to register and qualify any of the Conversion Shares for sale in such states as the Optionee designates provided that the Company shall not be required to qualify as a foreign corporation or a dealer in securities or execute a general consent to service of process in any jurisdiction in any action and do any and all other acts and things which may be reasonably necessary or desirable to enable the Optionee to consummate the public sale or other disposition of the Conversion Shares. The Optionee will pay its own legal fees and expenses and any underwriting discounts and commissions on the Conversion Shares sold by the Optionee but shall not be responsible for any other expenses of such registration.

          (c) The Company will notify the Optionee immediately, and confirm the notice in writing: (i) when the Registration Statement or any post-effective amendment thereto becomes effective and (ii) of the receipt of any comments or communications from the Commission regarding the Registration

     Statement (and shall furnish copies of same to the Optionee) or of the receipt of any stop order or of the initiation, or to the best of the Company's knowledge, the threatening, of any proceedings for that purpose.

          (d) If at any time when a prospectus relating to the Conversion Shares is required to be delivered under the Securities Act of 1933, as amended (the "Act"), any event shall have occurred as a result of which, in the reasonable opinion of counsel for the Company or counsel for the Optionee, the Registration Statement as then amended or supplemented, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if, in the reasonable opinion of either such counsel, it is necessary at any time to amend the Prospectus to comply with the Act, the Company will notify the Optionee promptly and prepare and file with the Commission an appropriate amendment or supplement in accordance with Section 10 of the Act and will furnish the Optionee copies thereof.

     4. Indemnification.

          (a) Whenever pursuant to this Agreement or the Convertible Debentures a registration statement is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless the Optionee (hereinafter called the "Distributing Holder"), and each person, if any, who controls
     (within the meaning of the Act) the Distributing Holder, and each underwriter

     (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter, against any and all losses, claims, damages, expenses or liabilities, joint or several, to which the Distributing Holder, any such controlling person or any such underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or arise out of or are based upon any violation or alleged violation by the Company of the Act, the Securities and Exchange Act of 1934, as amended, any other applicable securities law, or any rule or regulation thereunder relating to the offer or sale of the Conversion Shares; and will reimburse the Distributing Holder and each such controlling person and underwriter for any legal or other expenses reasonably incurred by the Distributing Holder or such controlling person or underwriter in connection with investigating or defending any such loss, claim, damage, expense, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder, for use in the preparation thereof.

          (b) The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed said registration statement and such amendments and supplements thereto, each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages, expenses, or liabilities, joint and several, to which the Company or any such director, officer, or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses, or liabilities arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, expense, liability, or action.

          (c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section except to the extent that the indemnifying party is actually prejudiced in its ability to defend such action.

          (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment thereof at the indemnifying party's expense has been specifically authorized by the indemnifying party in writing, (ii) such indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for such indemnified party to employ separate counsel or (iii) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (plus separate local counsel, if retained by the indemnified party) at any time for all such indemnified parties.

          (e) No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement is for money damages only and includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     5. Shares to be Fully Paid; Reservation of Shares; Etc. The Company covenants and agrees that the Conversion Shares, Preferred Stock and all shares of common stock which may be issued pursuant to the terms of the Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable. The Company further covenants and agrees that so long as any Convertible Debentures are outstanding, the Company will at all times have authorized and reserved a sufficient number of shares of its Common Stock to provide for the conversion of the Convertible Debentures and the Preferred Stock and that it will have authorized and reserved a sufficient number of shares of Common Stock for issuance upon conversion of the Convertible Debentures and the Preferred Stock. The Company agrees to use its best efforts to cause all Conversion Shares to be listed on Nasdaq and each securities exchange, if any, on which similar securities issued by the Company are then listed.

     6. Representations and Warranties of the Optionee. The Optionee hereby represents and warrants to the Company as follows:

          (a) The Optionee has the full right, power and authority to enter into this Agreement and to carry out and consummate the transactions contemplated herein. This Agreement constitutes the legal, valid and binding obligation of the Optionee.

          (b) No authorization or approval of, or filing with, or compliance with any applicable order, judgment, decree, statute, rule or regulation of, any court or governmental authority, or approval, consent, release or action of any third party, is required in connection with the execution and delivery by the Optionee of, or the performance or satisfaction of any agreement of the Optionee contained in or contemplated by, this Agreement.

          (c) The Optionee acknowledges that it and each of its shareholders has received and reviewed all publicly filed documents concerning the Company and has had an opportunity to meet with and ask questions of the management of the Company.

          (d) The Optionee and each of its shareholders is an accredited investor within the meaning of Rule 501 of the Commission under the Securities Act, has the financial ability to bear the economic risk of its or his investment, can afford to sustain a complete loss of such investment and has adequate means of providing for its or his current needs and personal contingen-cies, and has no need for liquidity in its or his investment in the Company; and the amount invested in the Company by the Optionee does not constitute a substantial portion of its or his net worth.

          (e) The Optionee is acquiring the Convertible Debentures for investment and not with a view to the sale or distribution thereof, for its own account and not on behalf of others and has not granted any other person any right or option or any participation or beneficial interest in any of the securities. The Optionee acknowledges its understanding that the Conversion Shares constitute restricted securities within the meaning of Rule 144 of the Commission under the Act, and that none of such securities may be sold except pursuant to an effective registration statement under the Act or in a transaction exempt from registration under the Act, and acknowledges that it understands the meaning and effect of such restriction. The Optionee has sufficient knowledge and experience in financial and business matters so that it is capable of evaluating the risks and merits of the purchase of the Conversion Shares. The Optionee is aware that no Federal or state regulatory agency or authority has passed upon the sale of the Conversion Shares or any of the terms of the Preferred Stock or the terms of the sale or the accuracy or adequacy of any material provided to the Optionee and that the price of the Conversion Shares was negotiated between the Optionee and the Company and does not necessarily bear any relationship to the underlying assets or value of the Company and that the terms of the Preferred Stock was negotiated between the Optionee and the Company and does not necessarily bear any relationship to the underlying assets or value of the Company. THE OPTIONEE UNDERSTANDS THAT AN INVESTMENT IN THE SHARES BEING PURCHASED BY IT INVOLVES A HIGH DEGREE OF RISK.

          (f) THE OPTIONEE UNDERSTANDS THAT IN CONNECTION WITH ITS EVALUATION OF THE COMPANY, THE OPTIONEE MAY HAVE BEEN PROVIDED WITH ACCESS TO CERTAIN INFORMATION CONCERNING THE COMPANY WHICH HAS NOT BEEN PUBLICLY DISCLOSED. THE OPTIONEE FURTHER UNDERSTANDS THAT ANY TRADING BY IT IN SECURITIES OF THE COMPANY USING NON-PUBLIC INFORMATION COULD CONSTITUTE A VIOLATION OF
     FEDERAL AND STATE SECURITIES LAWS AND/OR OTHER LAWS AND MAY SUBJECT IT TO CRIMINAL AND/OR CIVIL PENALTIES AND LIABILITY. In view of the foregoing, the Optionee agrees not to (i) purchase or sell, including a short sale, any of the Company's securities or rights to purchase or sell such securities as long as the Optionee is in possession of material non-public information or (ii) disclose any non-public information to any other person.

          (g) There is no finder's fee or brokerage commission payable with respect to the purchase by the Optionee of the Convertible Debentures or the consummation of the transactions contemplated by this Agreement and the Optionee agrees to indemnify and hold harmless the Company from and against any and all cost, damage, liability or expense (including fees and expenses of counsel) arising out of or relating to claims for such fees or commissions, except to the extent that any such fees or commissions have been directly incurred by the Company.

     7. Representations and Warranties of the Company. The Company hereby represents and warrants to the Optionee as follows:

          (a) The Company has the full right, power and authority to enter into this Agreement and to carry out and consummate the transactions contemplated herein. This Agreement constitutes the legal, valid and binding obligation of the Company.

          (b) No authorization or approval of, or filing with, or compliance with any applicable order, judgment, decree, statute, rule or regulation of, any court or governmental authority, or approval, consent, release or action of any third party, is required in connection with the execution and delivery by the Company of, or the performance or satisfaction of any agreement of the Company contained in or contemplated by, this Agreement.

          (c) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power, legal right and authority to conduct its business and own, lease and operate its properties as and in the places where such business is now conducted and such properties are now owned, leased or operated.

          (d) The Company is not in violation of, breach of or default under, and no event (including, without limitation, execution of and consummation of the transactions provided for in this Agreement) has occurred which with the passage of time or notice from or action by any party thereto or otherwise could result in a violation of or default under its certificate of incorporation or by-laws, any indenture, mortgage, security, loan, lease or other material agreement to which the Company is a party or by which it is bound or result in the creation, imposition or acceleration of any material lien of any nature in favor of any other person.

          (e) No representation, warranty or statement, written or oral, made by the Company in this Agreement or in any schedule, exhibit, certificate or other document furnished or to be furnished to the Optionee, including any and all documents filed with the Securities and Exchange Commission within the past 12 months, pursuant hereto or otherwise, in connection with the transactions contemplated hereby, has contained, contains or will contain at the closing date any untrue statement of a material fact or has omitted, omits or will omit at the closing date a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Without limiting the generality of the foregoing, the Company is current in all filings required under the Exchange Act.

          (f) There is no finder's fee or brokerage commission payable with respect to the sale by the Company of the Convertible Debentures or the consummation of the transactions contemplated by this Agreement and the Company agrees to indemnify and hold harmless the Optionee from and against any and all cost, damage, liability or expense (including fees and expenses of counsel) arising out of or relating to claims for such fees or commissions, except to the extent that any such fees or commissions have been directly incurred by the Optionee.

          (g) The Company meets the requirements for the use of Form S-3 for registration of the sale by the Optionee of the Conversion Shares and the Company shall file all reports required to be filed with the SEC in a timely manner so as to maintain such eligibility for the use of Form S-3. All financial statements required to be included in, or incorporated by reference into, the Form S-3 have been previously filed by the Company with the SEC.

     8. Agreement of the Optionee Concerning Voting. While the Optionee holds any Conversion Shares, it agrees to vote such shares in the same manner and proportion as the other shareholders of the Company (e.g. if a shareholder vote on a proposal is required and, of the votes cast, 60% vote for and 40% vote against the proposal, the Conversion Shares will be voted 60% for and 40% against the proposal).

     9. Condition Precedent to Effectiveness of Agreement. The Company shall obtain shareholder approval of this Agreement in accordance with the requirements of applicable law ("Shareholder Approval") prior to issuance of Convertible Debentures. The Company shall seek Shareholder Approval promptly following the execution of this Agreement.

     10. Further Assurances. From and after the date of this Agreement and the date of Closing, each party hereto shall from time to time, at the request of the other party and without further consideration, do, execute and deliver, or cause to be done, executed and delivered, all such further acts, things and instruments as may be reasonably requested or required more effectively to evidence and give effect to the transactions provided for in this Agreement.

     11. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered against receipt or if mailed by first class registered or certified mail return receipt requested, addressed to the parties at their respective addresses set forth on the first page of this Agreement, with copies to their respective counsel, Milberg Weiss Bershad Hynes & Lerach LLP, Att: Arnold N. Bressler, Esq., One Pennsylvania Plaza, New York, New York 10119, in the case of the Company, and Certilman Balin Adler & Hyman, LLP, Att: Fred S. Skolnik, Esq., 90 Merrick Avenue, East Meadow, New York 11554, in the case of the Optionee, or to such other person or address as may be designated by like notice hereunder.

     12. Parties in Interest. This Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective legal representatives, successors and assigns, but no other person shall acquire or have any rights under this Agreement.

     13. Entire Agreement; Modification; Waiver. This Agreement (as below defined) contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations and understandings, if any, and there are no agreements, representations or warranties other than those set forth, provided for or referred to herein. All exhibits and schedules to this Agreement are expressly made a part of this Agreement as fully as though completely set forth herein, and all references to this Agreement herein, in any of such writings or elsewhere shall be deemed to refer to and include all such writings. Neither this Agreement nor any provisions hereof may be modified, amended, waived, discharged or terminated, in whole or in part, except in writing signed by the party to be charged. Any party may extend the time for or waive performance of any obligation of any other party or waive any inaccuracies in the representations or warranties of any other party or compliance by any other party with any of the provisions of this Agreement. No waiver of any such provisions or of any breach of or default under this Agreement shall be deemed or shall constitute a waiver of any other provisions, breach or default, nor shall any such waiver constitute a continuing waiver.

     14. Interpretation.

          (a) This Agreement shall be governed and construed and enforced in accordance with the laws of the State of New York applicable to contracts made and to be performed exclusively in that State without giving effect to the principles of conflict of laws.

          (b) All pronouns and words used in this Agreement shall be read in the appropriate number and gender, the masculine, feminine and neuter shall be interpreted interchangeably and the singular shall include the plural and vice versa, as the circumstances may require.

     15. Headings; Counterparts. The article and section headings in this Agreement are for reference purposes only and shall not define, limit or affect the meaning or interpretation of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year first above written.



                                           CONOLOG CORPORATION


                                           By /s/ Robert S. Benou
                                           -------------------------------
                                               Robert S. Benou, President

                                           CLOG LLC


                                           By /s/ Warren Schreiber
                                           ------------------------------
                                              Warren Schreiber, President

                    AMENDED AND RESTATED CONSULTING AGREEMENT


                  AMENDMENT AND RESTATEMENT dated as of May 5, 1999 of the CONSULTING AGREEMENT made as of the 22nd day of December, 1998 between CONOLOG CORPORATION (the "Company"), a Delaware Corporation having an office at 5 Columbia Road, Somerville, New Jersey 08876 and THE NYBOR GROUP INC., having an address at 64 Shelter Lane, Roslyn, New York 11577 ("Consultant").

                              W I T N E S S E T H:

                  WHEREAS, the Company and the Consultant entered into the Consulting Agreement dated as of December 22, 1998 whereby the Company secured the consulting services of Consultant and Consultant agreed to provide such services to the Company, on the terms and conditions set forth therein; and

                  WHEREAS, the Company desires to obtain the approval of the shareholders prior to the effectiveness of the Consulting Agreement, and the Company and the Consultant have agreed to certain other changes to the Consulting Agreement; and

                  WHEREAS, the parties desire to restate the Consulting Agreement to incorporate such changes;

                  NOW  THEREFORE,   in  consideration  of  the  mutual  promises
contained herein, the parties agree as follows:

     1. Term and Performance. During the term of this Agreement, Consultant hereby agrees that it will provide to the Company the services of its President, Warren Schreiber ("Schreiber") and that Schreiber will render to the Company such consulting services as the Board of Directors or the President of the Company shall reasonably request. The services provided by Consultant (the "Consulting Services") shall consist of management consulting and financial consulting services.

     2. Compensation and Related Matters. As sole compensation for the performance of the Consulting Services, immediately following Shareholder Approval (as hereinafter defined), the Company shall grant to Consultant a stock bonus consisting of 1,057,143 shares of common stock of the Company, par value $1.00 (the "Securities" or the "Shares"). The Shares shall be considered earned in full immediately upon Shareholder Approval and in the event the Consultant is unable to perform the Consulting Services for any reason prior to the end of the term (including, without limitation, as a result of the death or disability of Schreiber), the Consultant is entitled to retain the Shares in full and any proceeds realized from the sale of any of the Shares, with no further liability or obligation on the part of the Consultant.

     3. Confidential Information. Consultant shall not, at any time during or following termination or expiration of the term of this Agreement, directly or indirectly, disclose, publish or divulge to any person (except in the regular course of Company's business), or appropriate, use or cause, permit or induce any person to appropriate or use, any proprietary, secret or confidential information of Company including, without limitation, knowledge or information relating to its business, condition (financial or otherwise), operations or prospects, all of which Consultant agrees are and will be of great value to Company and shall at all times be kept confidential. Without limiting the generality of the foregoing, Consultant shall not during the term of this Agreement or at any time thereafter, directly or indirectly, use any such confidential information in connection with the purchase or sale of any securities of the Company. Upon termination or expiration of this Agreement, Consultant shall promptly deliver or return to Company all materials of a proprietary, secret or confidential nature relating to Company together with any other property of Company which may have theretofore been delivered to or may then be in possession of Consultant. The provisions of this Paragraph shall survive the expiration or the termination of this Agreement for any reason.


     4. Term; Termination. This Agreement shall commence upon Shareholder Approval and shall terminate on December 31, 2004.


     5. Consultant's Representations. Consultant represents and warrants to and agrees with the Company that:


          (a) neither the execution nor performance by Consultant of this Agreement is prohibited by or constitutes or will constitute, directly or indirectly, a breach or violation of, or will be adversely affected by, any law, rule or regulation of any governmental entity, any order or decree of any court or administrative body, any written or other agreement to which Consultant is or has been a party or by which it is bound.

          (b) The Securities will be acquired for the account of Consultant, for investment only and not with a view to the distribution thereof within the meaning of the Federal Securities Act of 1933, as amended (hereinafter, together with the rules and regulations thereunder, collectively referred to as the "Act") and Consultant does not intend to divide its participation with others or transfer or otherwise dispose of all or any Securities except as hereinafter permitted. As herein used the terms "transfer" and "dispose" mean and include, without limitation, any sale, offer for sale, assignment, gift, pledge or other disposition or attempted disposition.


          (c) Consultant shall not directly or indirectly distribute or participate in any distribution or public offering of any Securities in violation of any applicable provisions of the Act or any applicable state "blue sky" or securities laws. Without limiting the generality of the foregoing, Consultant shall not at any time transfer or dispose of any Securities except pursuant to either: (i) a registration statement under the Act which registration statement has become effective as to Securities being sold or (ii) a specific exemption from registration under the Act but only after Consultant has first obtained either a "no action" letter from the Securities and Exchange Commission following full and adequate disclosure of all facts relating to such proposed transfer or a favorable opinion from, or acceptable to, counsel to the Company that the proposed disposition complies with and is not in violation of the Act or any applicable state "blue sky" or securities laws.

          (d) Consultant understands that, in the opinion of the Securities and Exchange Commission (the "SEC"), the Securities must be held by him for an indefinite period unless subsequently registered under the Act or unless an exemption from registration thereunder is available; that, under Rule 144 under the Act, after the applicable one or two year period from the date of full payment for the Securities, certain public sales thereof (which may be limited as to the number of shares) may be made in accordance with and subject to the terms, conditions and restrictions of Rule 144, but only if certain reporting and other requirements thereunder have been complied with; and that, should Rule 144 be inapplicable, registration or the availability of an exemption under the Act will be necessary in order to permit public distributions of any Securities.

          (e) Consultant understands and agrees that: (i) all certificates for Securities shall be appropriately endorsed with a legend to the effect that Securities represented thereby have not been registered under the Act and may not be disposed of in the absence of such registration or any exemption therefrom under the Act and (ii) the Company and any transfer agent for its common stock may refuse to recognize the validity of, and may refuse to record on its or such transfer agent's books or records, any transfer of any Securities in violation of the provisions of this Agreement, the Act or any applicable state "blue sky" or securities laws.

          (f) Consultant agrees that it is not an employee of the Company and shall not be entitled to participate in any general pension, profit sharing, life, medical, disability and any other insurance and employee plans and programs at any time in effect for employees of the Company.

     6. Registration.

          (a) On or before March 26, 1999, the Company will use its best efforts to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") covering the resale of the 1,057,143 Shares. The Company will use its best efforts to have the Registration Statement declared effective as soon as possible after the filing thereof, and to keep the Registration Statement current and effective until one year following the date Shareholder Approval is obtained or until such earlier date as all of the Shares registered pursuant to the Registration Statement shall have been sold or otherwise transferred.

          (b) The Company shall supply prospectuses and such other documents as the Consultant may request in order to facilitate the public sale or other disposition of the Shares, use its best efforts to register and qualify any of the Shares for sale in such states as the Consultant designates provided that the Company shall not be required to qualify as a foreign corporation or a dealer in securities or execute a general consent to service of process in any jurisdiction in any action and do any and all other acts and things which may be reasonably necessary or desirable to enable the Consultant to consummate the public sale or other disposition of the Shares. The Consultant will pay its own legal fees and expenses and any underwriting discounts and commissions on the Shares sold by the Consultant but shall not be responsible for any other expenses of such registration.

          (c) The Company will notify the Consultant immediately, and confirm the notice in writing: (i) when the Registration Statement or any post-effective amendment thereto becomes effective and (ii) of the receipt of any comments or communications from the Commission regarding the Registration Statement (and shall furnish copies of same to Consultant) or of the receipt of any stop order or of the initiation, or to the best of the Company's knowledge, the threatening, of any proceedings for that purpose.

          (d) If at any time when a prospectus relating to the Shares is required to be delivered under the Securities Act of 1933, as amended (the "Act"), any event shall have occurred as a result of which, in the reasonable opinion of counsel for the Company or counsel for the Consultant, the Registration Statement as then amended or supplemented, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if, in the reasonable opinion of either such counsel, it is necessary at any time to amend the Prospectus to comply with the Act, the Company will notify the Consultant promptly and prepare and file with the Commission an appropriate amendment or supplement in accordance with
     Section 10 of the Act and will furnish the Consultant copies thereof.

     7. Indemnification.

          (a) Whenever pursuant to this Agreement a registration statement is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless the Consultant (hereinafter called the "Distributing Holder"), and each person, if any, who controls (within the meaning of the
     Act) the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter, against any and all losses, claims, damages, expenses or liabilities, joint or several, to which the Distributing Holder, any such controlling person or any such underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or arise out of or are based upon any violation or alleged violation by the Company of the Act, the Securities Exchange Act of 1934, as amended, any other applicable securities law, or any rule or regulation thereunder relating to the offer or sale of the Shares; and will reimburse the Distributing Holder and each such controlling person and underwriter for any legal or other expenses reasonably incurred by the Distributing Holder or such controlling person or underwriter in connection with investigating or defending any such loss, claim, damage, expense, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder, for use in the preparation thereof.

                  (b) The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed said registration statement and such amendments and supplements thereto, each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages, expenses, or liabilities, joint and several, to which the Company or any such director, officer, or controlling

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     person  may become  subject,  under the Act or  otherwise,  insofar as such losses, claims, damages, expenses, or liabilities arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged
     omission  was  made  in  said  registration  statement,   said  preliminary
     prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, or controlling person for any legal or other expenses reasonably incurred by them in connection with
     investigating  or  defending  any  such  loss,  claim,   damage,   expense,
     liability, or action.

          (c) Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this

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     Section  except  to the  extent  that the  indemnifying  party is  actually prejudiced in its ability to defend such action.

          (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment thereof at the indemnifying party's expense has been specifically authorized by the indemnifying party in writing, (ii) such indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for such indemnified party to employ separate counsel or (iii) the indemnifying party has failed to assume the defense of such

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     action and employ counsel reasonably satisfactory to the indemnified party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (plus separate local counsel, if retained by the indemnified party) at any time for all such indemnified parties.

               (e) No  indemnifying  party  shall,  without  the  prior  written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement is for money damages only and includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     8. Agreement of the Consultant Concerning Voting. While the Consultant holds any Shares, it agrees to vote such shares in the same manner and proportion as the other shareholders of the Company (e.g., if a shareholder vote on a proposal is required, and, of the votes cast, 60% vote for and 40% vote against the proposal, the Consultant's Shares will be voted 60% for and 40% against the proposal).

     9. Condition Precedent to Effectiveness of Agreement. Shareholder approval of this Agreement in accordance with the requirements of applicable law ("Shareholder Approval") shall be a condition precedent to the effectiveness of this Agreement and the issuance of the Shares. The Company shall seek Shareholder Approval promptly following the execution of this Agreement.

     10. Miscellaneous.

          (a) Notices. Except as otherwise provided herein, all notices under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered against receipt or if mailed by first class registered or certified mail, return receipt requested, addressed to the Company or to Consultant at their respective addresses set forth on the first page of this Agreement, or to such other person or address as may be designated by like notice hereunder. Any such notice shall be deemed to have been given on the day delivered, if personally delivered, or on the second day after the date of mailing if mailed.

          (b) Parties in Interest. This Agreement shall be binding upon and inure to the benefit of an be enforceable by the parties hereto and their respective heirs, legal representatives, successors and, in the case of the Company, assigns, but no other person shall acquire or have any rights under or by virtue of this Agreement, and the obligations of Consultant under this Agreement may not be assigned or delegated.

          (c) Governing Law; Severability. This Agreement shall be governed by and construed and enforced in accordance with the laws and decisions of the State of New York applicable to contracts made and to be performed therein without giving effect to the principles of conflict of laws.

          (d) Entire Agreement; Modification; Waiver; Interpretation. This Agreement contains the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior negotiations and oral understandings, if any. Neither this Agreement nor any of its provisions may be modified, amended, waived, discharged or terminated, in whole or in part, except in writing signed by the party to be charged. No waiver of any such provision or any breach of or default under this Agreement shall be deemed or shall constitute a waiver of any other provision, breach or default. All pronouns and words used in this Agreement shall be read in the appropriate number and gender, the masculine, feminine and neuter shall be interpreted interchangeably and the singular shall include the plural and vice versa, as the circumstances may require.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.


                                          CONOLOG CORPORATION


                                          By /s/ Robert S. Benou
                                          -----------------------------
                                             Robert S. Benou, President


                                          THE NYBOR GROUP INC.


                                          By /s/ Warren Schreiber
                                          -----------------------------
                                             Warren Schreiber, President









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